UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

December 6, 2016

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9.	Other Events

On December 6, 2016, KeyStone Solutions, Inc. (“KeyStone” or the “Company”) and Brekford Corp. (“Brekford”) entered into a non-binding letter of intent (the “LOI”) regarding a proposed business combination of the Company and Brekford (the “Transaction”). The Transaction is expected to be structured as a consolidation and reorganization in which each of the Company and Brekford would merge with separate wholly owned subsidiaries of a new holding company (“HoldCo”) to be formed by the Company under a name to be chosen by the parties, with the Company and Brekford surviving their respective mergers (collectively, the “Mergers”) and becoming wholly owned subsidiaries of HoldCo. The LOI contains an exclusivity provision through March 31, 2017 during which time Brekford has agreed they will not solicit, negotiate, or accept any third-party proposals regarding the acquisition of Brekford, any merger or consolidation with or involving Brekford, or any other “Competing Transaction” (as defined in the LOI) of Brekford, except for the sale of the Upfitting Business (as defined below).

Assuming the Transaction closes as contemplated by the LOI, in accordance with the terms of the Mergers, all issued and outstanding (i) common stock issued by the Company, and Brekford, respectively, will be exchanged for shares of newly issued common stock of HoldCo, and (ii) preferred stock issued by the Company, if any, will be exchanged for shares of newly issued preferred stock of HoldCo, in each case pursuant to an effective Registration Statement on Form S-4 (the “Form S-4”) to be filed with the Securities and Exchange Commission (the “SEC”). It is currently contemplated that as a result of the Mergers, immediately following the closing of the Transaction, Company stockholders would own in the aggregate eighty percent (80%) post-consolidation of the common equity of HoldCo, and Brekford stockholders would own in the aggregate twenty percent (20%) post-consolidation of the common equity of HoldCo, in each case on a fully diluted basis (i.e.: assuming the conversion of all issued and outstanding securities convertible into common stock of the Company or Brekford, respectively, and the exercise in full of all outstanding warrants, options, and other rights to acquire common stock of either the Company or Brekford, respectively.)

HoldCo will be managed by Robert A. Berman, the Company’s current Chief Executive Officer, as its Chief Executive Officer, with an executive team comprising executives designated by KeyStone’s Board of Directors. HoldCo’s Board of Directors will comprise seven members, with Mr. James McCarthy, the Company’s current Chairman of the Board, as its Chairman. Six members of HoldCo’s board will be designated by the Company, and one member by Brekford, respectively. At least four of the initial seven directors shall be deemed independent as required by the SEC and applicable securities exchange listing requirements.

It is intended that HoldCo will be listed on a national exchange as of the closing of the Transaction, or as soon thereafter as is reasonably possible, once the minimum listing requirements are met by HoldCo.

The Transaction is subject to the completion of due diligence, the negotiation of a definitive reorganization agreement, the prior or concurrent sale by Brekford of not more than 81% of its ownership of its Rugged Information Technology Solutions and 360º Vehicle Solution upfitting businesses (the “Upfitting Business”), approval by KeyStone’s and Brekford’s Board of Directors, respectively, stockholder approval by both the Company and Brekford, the effectiveness of the Form S-4, and other customary closing conditions. The Company and Brekford will seek to execute the definitive reorganization agreement no later than January 31, 2017.

Concurrently with the execution of the definitive reorganization agreement, the current directors and executive officers of KeyStone and Brekford, respectively, would enter into customary voting agreements pursuant to which they will agree to vote all of their voting securities in favor of the Transaction as contemplated by the definitive reorganization agreement.

The foregoing description of the LOI and the proposed Transaction is qualified in its entirety by the LOI attached to this Form 1-U as Exhibit 15.1, which exhibit is hereby incorporated herein in response to this Item 9.

On December 7, 2016, the Company and Brekford issued a joint press release regarding the Transaction, which is attached to this Form 1-U as Exhibit 15.2, and which exhibit is incorporated herein in response to this Item 9.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding KeyStone, including, but not limited to, statements related to the expected timing and closing of the proposed Transaction. These forward-looking statements are based on KeyStone’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to KeyStone’s ability to complete the Transaction on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of due diligence, the negotiation of definitive acquisition documents, and customary closing conditions, along with those other risks detailed under the caption “Risk Factors” and elsewhere in KeyStone’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in KeyStone’s Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. KeyStone cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U or the accompanying LOI. KeyStone undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U or the accompanying LOI as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	December 7, 2016

EXHIBIT INDEX

Exhibit No.	Description

15.1	Letter of Intent and Term Sheet between KeyStone Solutions, Inc. and Brekford Corporation, dated as of December 6, 2016

15.2	Press Release dated December 7, 2016.